UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company)

GEORGIA-PACIFIC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.80 Per Share

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)

James F. Kelley

Executive Vice-President and General Counsel

Georgia-Pacific Corporation

133 Peachtree Street, N.E.,

Atlanta, Georgia, 30303

(404) 652-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Creighton O’M. Condon

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005 and amended on November 25, 2005, December 1, 2005 and December 2, 2005 by Georgia-Pacific Corporation, a Georgia corporation (the “Company”), relating to the tender offer by Koch Forest Products, Inc. (“Purchaser”), a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Parent” or “Koch Industries”), disclosed in a Tender Offer Statement on Schedule TO dated November 17, 2005, as amended, and filed with the SEC, to purchase all of the issued and outstanding shares of common stock, par value $0.80 per share, of the Company (the “Shares”) at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated November 17, 2005, as amended, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Amendments to the Statement

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement, entitled “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

(1) The section captioned “Background” in Item 4 of the Statement is hereby amended by deleting the second full paragraph on page 5 and replacing it with the following:

“In May 2005, Mr. A.D. “Pete” Correll, the Chairman and Chief Executive Officer of the Company, received a telephone call from a private equity firm indicating that it would be prepared to consider making an offer for the Company in the low $40s per Share range if the Company were interested in pursuing such a transaction. Mr. Correll consulted with the Company’s Board of Directors. The principal factors discussed during these consultations were that the Company was then preparing and continuing to review its Strategic Business Plan and the view that discussions with the private equity firm and its advisors would likely be lengthy and divert management resources and attention without any assurances that the private equity firm would submit a definitive offer. Furthermore, due to the high degree of uncertainty that such discussions would lead to a satisfactory offer, as well as the likelihood that any potential transaction would be conditioned on receipt of financing, the consensus of the directors was that a sale of the Company at that time in the suggested price range was not in the best interests of the Company and its shareholders. Based on these consultations, Mr. Correll indicated that the Company was not at that time interested in pursuing a transaction of that nature.”

(2) The section captioned “Background” in Item 4 of the Statement is hereby amended by deleting the last two sentences of the sixth full paragraph on page 8 and replacing them with the following:

“The Board consists of fourteen directors, of which twelve are non-management directors. In view of the potential separate interests of the management directors, during the meeting on November 5 the Board established a special committee comprised of the following non-management directors: Sir Richard V. Giordano, Donald V. Fites and M. Douglas Ivester. The Board established the special committee to oversee discussions between representatives of the Company and Koch Industries. In this role, the special committee was kept apprised of, and provided direction and input in, the negotiations with representatives of Koch Industries between meetings of the full Board.”

(3) The section captioned “Discounted Cash Flow Analysis” in Item 4 of the Statement is hereby amended by adding the following sentence as the third sentence of the fourth full paragraph on page 15:

“The EBITDA multiples ranging from 6.0x to 7.0x were chosen based on historical public market enterprise value to EBITDA multiples for the Company and selected comparable companies.”

(4) The section captioned “Additional Premium Analysis” in Item 4 of the Statement is hereby amended by deleting the first full paragraph on page 17 and replacing it with the following:

“Additional Premium Analysis. Goldman Sachs analyzed the premium paid, calculated relative to the target’s share price four weeks prior to the date that the transaction was announced, for the following transactions, which transactions were the twenty largest transactions in the United States announced in 2005:

•	The Procter & Gamble Company / The Gillette Company

•	Bank of America Corporation / MBNA Corporation

•	SBC Communications Inc. / AT&T Corp.

•	ChevronTexaco Corporation / Unocal Corporation

•	An investor group / Adelphia Communications Corporation

•	Federated Department Stores, Inc. / The May Department Stores Company

•	An investor group / Cablevision Systems Corporation

•	An investor group / The Hertz Corporation

•	Duke Energy Corporation / Cinergy Corp.

•	MetLife, Inc. / Travelers Life & Annuity

•	An investor group / SunGard Data Systems Inc.

•	R.H. Donnelley Corporation / Dex Media, Inc.

•	MidAmerican Energy Holdings Company / PacifiCorp

•	INEOS Group Holdings plc / Innovene Inc.

•	Verizon Communications Inc. / MCI, Inc.

•	Shareholders / Ameriprise Financial, Inc.

•	Teva Pharmaceutical Industries Ltd. / IVAX Corporation

•	NRG Energy, Inc. / Texas Genco LLC

•	Valero Energy Corporation / Premcor Inc.

•	Lincoln National Corporation / Jefferson-Pilot Corporation

The following table presents the result of this analysis:”

In addition, the table heading is hereby amended by deleting the word “Transaction” and replacing it with the word “Transactions.”

(5) Item 4 of the Statement is hereby further amended by deleting the final three sentences of the sixth paragraph commencing on page 17 (the last three sentences of said paragraph are on page 18) and replacing them with the following:

“Goldman Sachs has provided certain investment banking services to Koch Industries and certain of its affiliates from time to time, including having acted as Koch Industries’ financial advisor in connection with the sale of Koch Industries’ natural gas liquids business in July 2005. Goldman Sachs also may provide investment banking services to the Company and Koch Industries and their affiliates in the future. In connection with the above-described investment banking services Goldman Sachs received compensation in the aggregate of approximately $10.8 million for the services provided to the Company and approximately $17.3 million for the services provided to Koch Industries and its affiliates.”

(6) In addition, Item 4 of the Statement is hereby further amended by deleting the last sentence of the first full paragraph on page 18 and replacing it with the following:

“In connection with the above-described investment banking services Goldman Sachs expects to receive compensation in the aggregate of approximately $2.4 million.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Statement, entitled “Persons/Assets Retained, Employed, Compensated or Used” is hereby amended and supplemented as follows:

(7) Item 5 of the Statement is hereby amended by deleting the third sentence of the fifth full paragraph on page 18 and replacing it with the following:

“Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee, all of which is payable upon consummation of the transaction and which the Company estimates to be approximately $42 million.”

In addition, Item 5 of the Statement is hereby amended by deleting the last sentence of the fifth paragraph commencing on page 18 (the last sentence of said paragraph is on page 19) and replacing it with the following:

“In addition, the Company has agreed to pay Goldman Sachs a transaction fee if the Company terminates the Merger Agreement or the transaction is not consummated and the Company receives a payment under the Merger Agreement from Koch Industries as a result (the “Payment”), which transaction fee would be equal to the lesser of (i) the transaction fee that would have been payable to Goldman Sachs had the transaction been consummated upon the date the Payment becomes payable and (ii) one-third of such Payment.”

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Statement, entitled “Interest in Securities of the Subject Company,” is hereby amended and supplemented as follows:

(8) Item 6 of the Statement is hereby amended by deleting the sole paragraph under Item 6 on page 19 and replacing it with the following:

“No transactions in Shares have been effected during the past 60 days by the Company or any affiliate or subsidiary of the Company or, based on responses to officers’ and directors’ questionnaires, by any executive officer or director of the Company, other than in the ordinary course of business in connection with the Company’s employee benefit plans.”

Item 8.	Additional Information.

Item 8 of the Statement, entitled “Additional Information,” is hereby amended and supplemented as follows:

(9) The section captioned “Antitrust – Turkey” in Item 8 of the Statement is hereby amended by deleting the third paragraph in such section and replacing it with the following:

“The Purchaser notified the Competition Board of the Offer and the Merger, and provided the requisite merger submission to the Competition Board, on November 16, 2006. The statutory waiting period in Turkey is 30 calendar days, starting from the date on which a complete merger submission is filed with the Competition Board, which would mean that the statutory waiting period could expire as early as December 16, 2006. However, the Company has been advised that the representatives of the Competition Board frequently request additional information during the initial 15 day preliminary review period and, as a result, may not deem the merger submission to be complete as of the date first filed. In this case, the 30 calendar day statutory review period would restart from the time the merger submission is deemed to be complete. For this reason, we can provide no assurance as to the period of time required to obtain the requisite competition law approval in Turkey.

The Purchaser received a request from the Competition Board on December 6, 2005 for additional information with respect to the Purchaser’s merger submission. The Purchaser responded to this request for additional information on December 6, 2005 and, in connection with the filing of additional information, the 30-calendar day statutory waiting period will restart from December 7, 2005. Assuming the Purchaser’s merger submission is deemed complete as of December 7, 2005, the statutory waiting period will now expire, unless the Purchaser obtains early termination of the statutory waiting period, on January 6, 2006. The Purchaser also retains the right under the Merger Agreement to waive the Turkish Condition.”

(10) The section captioned “Certain Litigation” in Item 8 of the Statement is hereby amended by deleting the section in its entirety and replacing it with the following:

“Certain Litigation.

Class Action. On November 16, 2005, Mr. Stewart Simon and M. Jeffrey Simon, each a purported holder of Shares, filed a class action complaint in the Superior Court of Fulton County in the State of Georgia (the “Superior Court”), purportedly on behalf of themselves and all other shareholders of the Company, against the Company and the members of its board of directors. The complaint alleges, among other things, that the members of the Company’s Board of Directors breached their fiduciary and other common law duties to shareholders in connection with the transactions contemplated by the Merger Agreement. The complaint seeks certification as a class action, injunctive relief against the Offer and the Merger and, among other things, unspecified compensatory damages and an unspecified amount for costs and disbursements, including reasonable allowances for fees of plaintiffs’ counsel and reimbursement of expenses.

On November 22, 2005, Mr. Simon and Mr. Simon filed an amended class action complaint with respect to the action originally filed on November 16, 2005. The amended complaint names Purchaser, Koch Industries and the Company’s financial advisor as additional parties. The amended complaint alleges, among other things and in addition to the allegations in the original complaint, that the Purchaser and Koch Industries aided and abetted asserted breaches of fiduciary duties by the members of the Company’s Board of Directors. The Company believes that the amended complaint is without merit and intends to vigorously defend the action.

On December 1, 2005, the Superior Court held a hearing on plaintiffs’ motion for expedited proceedings and denied the motion on the basis that the appraisal remedy in Article 13 of the GBCC is an adequate remedy at law for plaintiffs’ claims, plaintiffs’ did not demonstrate a colorable basis for their claim of irreparable injury and thus plaintiffs did not have grounds for seeking expedited proceedings.

Class and Derivative Action. On November 28, 2005, counsel to the Indiana State District Council of Laborers and HOD Carriers Pension Fund (the “Indiana Pension Fund”) demanded, pursuant to GBCC section 14-2-742 relating to shareholder derivative proceedings, that the Company’s Board of Directors investigate and bring legal action for remedial and all other appropriate relief against the directors and officers of the Company who, according to the Indiana Pension Fund, violated their fiduciary obligations owed to the Company, and in the interim demanded that the Company’s Board of Directors, by no later than December 1, 2005, agree in writing to suspend the proposed Offer and Merger until after an independent investigation into the fairness of the proposed transactions contemplated by the Merger Agreement as to the Company and its shareholders has been completed. The demand alleges, among other things, that the Company’s directors and officers breached their fiduciary duties and engaged in self-dealing in connection with the proposed transactions contemplated by the Merger Agreement. The Board is reserving its right to investigate the demand consistent with applicable law, and all other rights and defenses under Georgia law are also reserved.

On December 2, 2005, the Indiana Pension Fund, a purported holder of Shares, filed a class and derivative action complaint in the Superior Court, purportedly on behalf of Georgia-Pacific and its shareholders against the members of the Company’s Board of Directors. The complaint alleges, among other things, that the members of the Company’s Board of Directors breached their fiduciary duty and engaged in self-dealing in connection with the proposed transactions contemplated by the Merger Agreement, wasted the Company’s corporate assets and abused their ability to control and influence the Company’s shareholders. The complaint seeks certification as a class action, a declaration that the Merger Agreement is unlawful and unenforceable, injunctive relief against the Merger Agreement, an order requiring the members of the Company’s Board of Directors to account for all profits and special benefits and unjust enrichment they have allegedly obtained and imposing a constructive trust thereon, and, among other things, an unspecified amount for costs and disbursements, including reasonable attorneys’, accountant’s and experts’ fees. The Company believes that the complaint is without merit and intends to vigorously defend the action.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

By:	/s/ WILLIAM C. SMITH III
Name:	William C. Smith III
Title:	Secretary

Dated: December 8, 2005